JONES ENERGY, INC.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746
Telephone: (512) 328-2953

Fax: (512) 328-5394

July 19, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:                 Jones Energy, Inc.

Registration Statement on Form S-1

File No. 333-188896

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Energy, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 2:00 p.m., Eastern Time, on July 23, 2013, or as soon thereafter as practicable.

In connection with making this request, the Company acknowledges that:

(1)    If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Jonny Jones
Name: Jonny Jones
Title: Chief Executive Officer